UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-40008

E-Power Inc.

Room 703, West Zone, R&D Building

Zibo Science and Technology Industrial Entrepreneurship Park, No. 69 Sanying Road

Zhangdian District, Zibo City, Shandong Province

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

E-Power Inc. Announces Share Consolidation

E-Power Inc., a Cayman Islands company (the “Company”), today announced that the Company plans to effect a consolidation of all of the Company’s authorized issued and unissued ordinary shares on a 25:1 basis (the “Share Consolidation”), which was approved by the Company’s shareholders on September 4, 2026. As a result of the Share Consolidation, the Company’s 5,000,000,000 authorized ordinary shares, each with a par value of US$0.0001, will be consolidated into 200,000,000 ordinary shares, consisting of (i) 140,000,000 Class A ordinary shares, each with a par value of US$0.0025 and (ii) 60,000,000 Class B ordinary shares, each with a par value of US$0.0025, without any action on the part of the shareholders. The Company currently has 58,170,835 issued and outstanding ordinary shares, and upon completion of the Share Consolidation, the Company expects to have approximately 2,326,834 issued and outstanding ordinary shares.

Beginning with the opening of trading on September 18, 2026, the Company’s Class A ordinary shares will trade on a post-Share Consolidation basis on the Nasdaq Capital Market under the same symbol “EPOW,” but under a new CUSIP number of G3091B102. No fractional shares will be issued in connection with the Share Consolidation. Instead, record holders who otherwise would be entitled to receive fractional shares because they hold a number of shares not evenly divisible by the Share Consolidation ratio will automatically be entitled to receive an additional fraction of one share to round up to the next whole share. For those beneficial holders who hold shares through a brokerage firm, the Company intends to round up fractional shares at the participant level. Cash will not be paid for fractional shares.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

E-Power Inc.

Date: September 15, 2026	By:	/s/ Haiping Hu
	Name:	Haiping Hu
	Title:	Chief Executive Officer and Chairman of the Board of Directors